UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

K-Swiss Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

482686102 (CUSIP Number)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 482686102	13G	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nichols Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,853,324 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 4,853,324 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,853,324

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.5%

12.	TYPE OF REPORTING PERSON* OO (Trust)

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G

Item 1 (a) Name of Issuer

K-Swiss Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices

31248 Oak Crest Drive

Westlake Village, CA 91361

Item 2 (a) Name of Person Filing

Nichols Family Trust

Item 2 (b) Address of Principal Business Office

c/o K-Swiss Inc.

31248 Oak Crest Drive

Westlake Village, CA 91361

Item 2 (c) Citizenship

Organized under the laws of the

State of California

Item 2 (d) Title of Class of Securities

Class A Common Stock, $.01 par value. As set forth below, shares of Class A Common Stock are represented by shares of Class B Common Stock, which are not registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”), but are immediately convertible into an equal number of shares of Class A Common Stock, $.01 par value, of K-Swiss Inc. The Class A Common Stock is registered under Section 12 of the Act.

Item 2 (e) CUSIP Number

482686102

Item 3 To be filled out if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable.

Item 4 Ownership

(a) Amount Beneficially Owned

4,853,324

(b) Percent of Class:

4,790,824 of the shares of Class A Common Stock owned by the Reporting Person represent shares of Class B Common Stock owned by the Reporting Person, of which Steven Nichols serves as co-trustee. 62,500 of the shares owned by the Reporting Person are shares of Class A Common Stock. If the shares of Class B Common Stock owned by the Reporting Person were converted into shares of Class A Common Stock, the Reporting Person would own 27.5% of the outstanding shares of Class A Common Stock.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 4,853,324

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 4,853,324

(iv) shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Steven Nichols and Harriet Nichols, as trustors and beneficiaries of the Reporting Person, a revocable trust, and Steven Nichols, as trustee of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,790,824 shares of Class B Common Stock and the 62,500 shares of Class A Common Stock owned by the Reporting Person.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2003	/s/ Steven B. Nichols Steven B. Nichols Trustee for Nichols Family Trust